

May 15, 2018

Mail Stop 4561

Nadir Ali
Chief Executive Officer
Inpixon USA
2355 Dulles Corner Boulevard, Suite 600
Herndon, VA 20171

> **Re: Inpixon USA**
> **Registration Statement on Form 10**
> **File No. 000-55924**
> **Filed April 18, 2018**

Dear Mr. Ali:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Your registration statement on Form 10 will be effective automatically 60 days after the filing date of your initial registration statement, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(g)(1) of the Securities Exchange Act of 1934. After 60 days you will be subject to the periodic reporting requirements of Section 13(a) of the Exchange Act, the proxy rules under Section 14(a) of the Exchange Act, the tender offer rules, and investor reporting requirements under Sections 13(d) and 16(a) of the Exchange Act.

2. Please revise where applicable how the pro-rata distribution of Inpixon USA ("Sysorex" after the reorganization) shares is applicable to the warrants and preferred shares of Inpixon. It is unclear if warrant and preferred shareholders of Inpixon must convert to

common stock prior to the distribution or how the "certain holders" of warrants may receive different treatment from other warrant holders.

Our Business, page 27

3.   On page 27, you list four broad categories of your products and services. To the extent material, please revise to provide more context as to the size of each category by providing a quantitative discussion, such as revenues for each category.

4.   In light of the legal proceedings involving your vendors and your dependence on vendor financing, please provide a description of your most significant vendors, the products and services that you resell, and a description of your material vendor financing arrangements.

Dependence of Certain Customers, page 28

5.   Your disclosure on page 28 indicates that you had a customer that contributed 24% of your total revenue in 2016, and it remained a "significant customer" in 2017. On page F-23, Customer D represented 24% of your total revenue in 2016, but 0% in 2017. Please identify this customer and reconcile this discrepancy. Further, please explain why Customer D did not generate any revenue in 2017.

Legal Proceedings, page 30

6.   Please clarify how any liability from your pending litigation will be treated under your separation and distribution agreements with regards to Inpixon. To the extent that you indemnify Inpixon from any such liability, please clarify where appropriate and consider adding a risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 33

7.   We note you disclose that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. However, we also note you disclose that you will adopt ASC 606 effective January 1, 2018. Please clarify if you plan to early adopt ASC 606.

Liquidity and Capital Resources as of December 31, 2017, page 40

8.   Please clarify whether the Revolving Credit Facility and cash contribution from Inpixon will be sufficient to continue operations for the next 12 months and address your liquidity needs. Disclose whether you have sufficient liquidity to address your credit limitations with your vendors and litigation for unpaid goods, services and lease obligations. Finally, tell us whether you intend to file the anticipated Revolving Credit Facility as an exhibit.

9.   Please provide a more detailed description of your vendor financing arrangements and how the credit limitations caused your revenue declines of 15% in fiscal year 2017 from the prior year, as noted on pages 9 and 38.

Management, page 43

10.   You disclose that you only have two directors and they will serve until your first annual meeting. On page 48, you disclose that no board committees will be formed until independent directors have been appointed. Please revise to clarify the intended size of the board, whether additional board appointments will be made prior to your next annual meeting, the timing of the when board committees will be formed, and whether you will have a chairman of the board.

Sysorex 2018 Stock Incentive Plan, page 45

11.   You reference that you have filed your Sysorex 2018 Stock Incentive Plan as an exhibit to the registration statement, but it is not included in your exhibit index. Please advise or revise your exhibit index and file the Sysorex 2018 Stock Incentive Plan. To the extent any of your executive compensation plans or agreements are completed prior to the close of your spin-off, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Relationships with Inpixon Following Separation and Distribution, page 48

12.   Please describe the "certain support services" that each party will provide to each other in the Transition Services Agreement.

13.   We note that you only provide related party transactions disclosure for Inpixon USA related to the separation and distribution agreements. Please revise to include all of material related party transactions for Inpixon USA for its prior three fiscal years. See the Instructions to Item 404(a) of Regulation S-K. To the extent any Inpixon related party transactions relate to the business of Inpixon USA, please clarify.

Index to Financial Statements, page F-1

14. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

Unaudited Pro Forma Combined Financial Statements, page 66

15. We note you disclose that Inpixon, the parent company, intends to make an additional cash contribution of $2 million prior to the spin-off and you have reflected this amount as a pro forma adjustment even though you also disclose there is no guarantee that the contribution will occur. Please tell us how the adjustment is considered "factually supportable". We refer you to Rule 11- 02(b)(6) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information
Technologies and Services

cc: Melanie Figueroa, Esq.
     Mitchell Silberberg & Knupp, LLP